UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

eLoyalty Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290151307

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,530,739*

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,530,739*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,530,739

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person (See Instructions) PN

* Includes 938,952 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,707*

	6.	Shared Voting Power

	7.	Sole Dispositive Power 14,707*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,707

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

* Includes 8,854 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 37,265*

	6.	Shared Voting Power

	7.	Sole Dispositive Power 37,265*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,265

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

* Includes 22,418 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 115,730*

	6.	Shared Voting Power 1,582,711**

	7.	Sole Dispositive Power 115,730*

	8.	Shared Dispositive Power 1,582,711**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,698,441

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.8%

12.	Type of Reporting Person (See Instructions) IN

* Includes 66,049 shares (of which 42,309 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Anderson Living Trust of which the reporting person is the trustee, 37,433 shares (of which 28,020 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Anvest, L.P. of which the reporting person is the General Partner and 12,248 shares (of which 4,559 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock)  held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ and the partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

** Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person's pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 106,727*

	6.	Shared Voting Power 1,582,711**

	7.	Sole Dispositive Power 106,727*

	8.	Shared Dispositive Power 1,582,711**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,438

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.8%

12.	Type of Reporting Person (See Instructions) IN

* Includes 28,962 shares (of which 8,072 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Baker Revocable Trust of which the reporting person is a trustee and 77,765 shares (of which 59,103 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Saunders Holdings, L.P. of which the reporting person is a General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

** Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person's pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 104,281*

	6.	Shared Voting Power 1,582,711**

	7.	Sole Dispositive Power 104,281*

	8.	Shared Dispositive Power 1,582,711**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,686,992

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.8%

12.	Type of Reporting Person (See Instructions) IN

* Includes 82,243 shares (of which 60,147 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Younger Living Trust of which the reporting person is the trustee and 22,038 shares held by a retirement trust for the benefit of the reporting person. The reporting  person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

** Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person's pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 225,992*

	6.	Shared Voting Power 1,582,711**

	7.	Sole Dispositive Power 225,992*

	8.	Shared Dispositive Power 1,582,711**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,808,703

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.7%

12.	Type of Reporting Person (See Instructions) IN

* Includes 166,139 shares (of which 104,979 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Coxe Revocable Trust of which the reporting person is a trustee, 7,953 shares held in the custodial accounts for the benefit of the children of the reporting person and 51,900 shares of director’s options vested as of 3/1/2007. The reporting person disclaims beneficial ownership of the trust’s and the director’s options shares except as to the reporting  person’s pecuniary interest in the trust and the director’s options. The reporting person disclaims beneficial ownership of the shares owned by the custodial accounts of the children.

** Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person's pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,187*

	6.	Shared Voting Power 1,582,711**

	7.	Sole Dispositive Power 20,187*

	8.	Shared Dispositive Power 1,582,711**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,602,898

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.1%

12.	Type of Reporting Person (See Instructions) IN

* Includes 16,331 shares (of which 13,412 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 3,856 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person's pecuniary interest in the trusts.

** Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person's pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,472*

	6.	Shared Voting Power 1,582,711**

	7.	Sole Dispositive Power 18,472*

	8.	Shared Dispositive Power 1,582,711**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,601,183

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.1%

12.	Type of Reporting Person (See Instructions) IN

* Includes 10,092 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

** Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person's pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,707*

	6.	Shared Voting Power 1,582,711**

	7.	Sole Dispositive Power 26,707*

	8.	Shared Dispositive Power 1,582,711**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,609,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.2%

12.	Type of Reporting Person (See Instructions) IN

* Includes 22,553 shares (of which 18,189 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The White Family Trust of which the reporting person is a trustee and 4,154 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

** Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person's pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,359*

	6.	Shared Voting Power 1,582,711**

	7.	Sole Dispositive Power 5,359*

	8.	Shared Dispositive Power 1,582,711**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,588,070

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.0%

12.	Type of Reporting Person (See Instructions) IN

* Includes 5,359 (of which 1,341 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person's pecuniary interest in the trust.

** Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person's pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,411*

	6.	Shared Voting Power 1,582,711**

	7.	Sole Dispositive Power 19,411*

	8.	Shared Dispositive Power 1,582,711**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,602,122

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.1%

12.	Type of Reporting Person (See Instructions) IN

* Includes 15,615 shares (of which 13,396 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 3,796 shares held by a retirement trust for the benefit of the reporting person. The  reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person's pecuniary interest in the trusts.

** Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person's pecuniary interest in the partnerships.

Item 1.
	(a)	Name of Issuer eLoyalty Corporation
	(b)	Address of Issuer’s Principal Executive Offices 150 Field Drive, Suite 250, Lake Forest, Illinois 60045

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 290151307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 13
(b) Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 13
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 13. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird and Sweet are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. As such, they share the voting and disposition powers over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A
Item 8.	Identification and Classification of Members of the Group
See Exhibit A
Item 9.	Notice of Dissolution of Group
N/A
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/8/2007
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ Tench Coxe
Signature

Tench Coxe Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ Tench Coxe
Signature

Tench Coxe Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ Tench Coxe
Signature

Tench Coxe Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

EXHIBIT A TO SCHEDULE 13G - ELOYALTY CORPORATION

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	1,530,739	Note 2			11.6%

Sutter Hill Entrepreneurs Fund (AI), L.P.	14,707	Note 3			0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	37,265	Note 4			0.3%

David L. Anderson	115,730	Note 5			0.9%
			1,698,441	Notes 1	12.8%

G. Leonard Baker, Jr.	106,727	Note 6			0.8%
			1,689,438	Notes 1	12.8%

William H. Younger, Jr.	104,281	Note 7			0.8%
			1,686,992	Notes 1	12.8%

Tench Coxe	225,992	Note 8			1.7%
			1,808,703	Notes 1	13.7%

Gregory P. Sands	20,187	Note 9			0.2%
			1,602,898	Notes 1	12.1%

James C. Gaither	18,472	Note 10			0.1%
			1,601,183	Notes 1	12.1%

James N. White	26,707	Note 11			0.2%
			1,609,418	Notes 1	12.2%

Jeffrey W. Bird	5,359	Note 12			0.0%
			1,588,070	Notes 1	12.0%

David E. Sweet	19,411	Note 13			0.1%
			1,602,122	Notes 1	12.1%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes individual shares plus all shares held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Note 2: Includes 938,952 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 3:  Includes 8,854 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 4: Includes 22,418 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 5:  Includes 66,049 shares (of which 42,309 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Anderson Living Trust of which the reporting person is the trustee, 37,433 shares (of which 28,020 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Anvest, L.P. of which the reporting person is the General Partner and 12,248 shares (of which 4,559 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ and the partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

Note 6:  Includes 28,962 shares (of which 8,072 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Baker Revocable Trust of which the reporting person is a trustee and 77,765 shares (of which 59,103 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Saunders Holdings, L.P. of which the reporting person is a General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

Note 7:  Includes 82,243 shares (of which 60,147 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Younger Living Trust of which the reporting person is the trustee and 22,038 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 8:  Includes 166,139 shares (of which 104,979 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Coxe Revocable Trust of which the reporting person is a trustee, 7,953 shares held in the custodial accounts for the benefit of the children of the reporting person and 51,900 shares of director’s options vested as of 3/1/07. The reporting person disclaims beneficial ownership of the trust’s and the director’s options shares except as to the reporting person’s pecuniary interest in the trust and the director’s options. The reporting person disclaims beneficial ownership of the shares owned by the custodial accounts of the children.

Note 9: Includes 16,331 shares (of which 13,412 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 3,856 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 10: Includes 10,092 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 11: Includes 22,553 shares (of which 18,189 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The White Family Trust of which the reporting person is a trustee and 4,154 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 12: Includes 5,359 shares (of which 1,341 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

Note 13: Includes 15,615 shares (of which 13,396 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 3,796 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.